 1-A/A LIVE 0001713621 XXXXXXXX 024-10747 false false false Lemon Tree Passage Inc. DE 2017 0001713621 6199 30-0997125 1 0 11264 NW 58 TERRACE DORAL FL 33178 6466194843 Andy Altahawi Other 5000.00 0.00 0.00 0.00 5000.00 10000.00 0.00 10000.00 -5000.00 5000.00 0.00 0.00 0.00 0.00 0.00 0.00 n/a Common 20000000 N/A N/A N/A 0 N/A N/A N/A 0 N/A N/A true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 5000000 20000000 2.0000 10000000.00 0.00 0.00 0.00 10000000.00 true false CA FL MA MI NY OH PA TX false Lemon Tree Passage Inc Common 20000000 0 5000 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.